

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

Via E-mail
Mr. John Aglialoro
Chairman and CEO
Cybex International, Inc.
10 Trotter Drive
Medway, MA 02053

> **Re: Cybex International, Inc.**
> **Transaction Statement on Schedule 13E-3**
> **Filed on November 6, 2012 by Cybex International, Inc., UM Holdings, Ltd.,**
> **CYB Merger Corp., John Aglialoro and Joan Carter**
> **File No. 005-32835**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on November 6, 2012 by Cybex International, Inc.**
> **File No. 001-08146**

Dear Mr. Aglialoro:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Transaction Statement on Schedule 13E-3

General

1.   Disclaimers of responsibility for the contents of a filing, such as those appearing in the last paragraph on page 2, are inappropriate. Please revise.

2.   Please include the substantive information appearing in Item 3 of the schedule in the body of the proxy statement.

Preliminary Proxy Statement on Schedule 14A

General

3.   Please provide the disclosure required by Item 14(c)(1) of Schedule 14A, since financing does not appear to be assured, or advise. See Instruction 2(a) to Item 14.

4.   Please provide the disclosure required by Item 14(c)(2) of Schedule 14A, or advise.

5.   Please provide the disclosure required by Item 1004(e) of Regulation M-A.

6.   Please provide the disclosure required by Item 1014(d) of Regulation M-A.

Background of the Merger page 15

7.   Please disclose the names of the representatives attending material meetings, and identify which representatives took which material actions. As an example, in the fourth paragraph on page 15, disclose the name of the representative from UM Holdings who stated that UM Holdings would not be willing to offer more than $2.25 per share.

8.   Please disclose how the Special Committee determined that it was advisable to receive a solvency opinion.

9.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed any written materials, including board books, as exhibits to the Schedule 13E-3. For example it appears that Duff & Phelps made a presentation to the special committee on September 27.

Recommendation of the Special Committee, page 17

10.   We note your disclosure in this section, and in the section beginning on page 29 relating to UM Holdings, that the filing parties determined that the transaction is fair to the public stockholders of Cybex. Please revise here and throughout the filing to expressly disclose whether each filing person reasonably believes that the merger is both substantively and procedurally fair to unaffiliated stockholders, rather than public stockholders. See

Item 1014(a) of Regulation M-A and Question Nos. 19 and 21 of SEC Release No. 34-17719 (April 13, 1981).

11.   Please enhance your disclosure to provide more detail regarding the consideration of the special committee, the board of directors, and the UM Holdings Group, as applicable, regarding the following:

   - the cash consideration noted in the first bullet point on page 18;
   - historical market prices of Cybex common stock in the second bullet point on page 18. In this regard, we note that within the last year, the common stock appears to have closed significantly above the offer price;
   - the special committee's understanding of Cybex's business, historical and current financial performance, competitive and operating environment, operations, management strength and future prospects in the fifth bullet point on page 18; and
   - the board of director's understanding of the competitive landscape in the third bullet on page 20.

12.   The board of directors may rely upon the analyses and conclusions of another party to the extent that the board of directors expressly adopts those analyses and conclusions, and such analyses and conclusions are disclosed and satisfy the standards set forth in Instruction 2 to Item 1014. See Question and Answer No. 20 of SEC Release No. 34-17719 (April 13, 1981). If the board of directors relied upon the analysis of the special committee, or of the financial advisor, the board of directors must expressly adopt the analyses and conclusions of such other person or persons. Please revise your disclosure accordingly.

13.   The filing persons do not appear to have fully considered all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in determining whether the consideration offered in this transaction is fair. In particular, the filing persons do not appear to have considered the liquidation, going concern, or net book values of the company. While one or more of the valuation measures listed in Instruction 2 may not be relevant in the context of this transaction, the reasons why should be explained for shareholders. Please revise your disclosure accordingly. Refer to Questions 20 and 21 of the interpretative release concerning Rule 13e-3, SEC Release 34-17719 (April 13, 1981).

Certain Effects of the Merger, page 28

14.   Please include the disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

Financing, page 31

15.   Please provide the disclosure required by Items 1007(b) and (d) and 1016(b) of Regulation M-A.

Interests of Our Directors and Executive Officers in the Merger, page 31

16.   We note your disclosure that all outstanding options and restricted stock will automatically vest upon consummation of the merger. Please advise as to why the proxy statement does not include any disclosure pursuant to Item 402(t) of Regulation S-K. See Item 1011(b) of Schedule 13E-3.

Proposal No. 1: The Merger Agreement, page 43

17.   We note your disclosure that the merger agreement and the summary thereof are not intended to provide any factual information about Cybex and that the terms of the merger agreement (such as the representations and warranties) are solely for the benefit of the parties thereto. Please revise to remove the implication that the merger agreement does not constitute public disclosure under the federal securities laws.

18.   Please describe and quantify any compensation received or to be received as a result of the relationship during the past two years between Duff & Phelps, its affiliates, and/or unaffiliated representatives, and the company or its affiliates. See Item 1015(b)(4) of Regulation M-A.

Purchases by UM Holdings Group within past 60 days, page 62

19.   Please expand this disclosure to cover the two-year period noted in Item 1002(f) of Regulation M-A, and address any purchases by the company or Merger Sub.

Annex B – Opinion of Duff & Phelps

20.   We note the limitation on reliance by shareholders appearing on page 3 of the opinion. This limitation is inconsistent with the disclosures relating to the fairness opinion. Please delete the term "solely." Alternatively, if you retain this limitation, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Peter H. Ehrenberg, Esq.
        Lowenstein Sandler P.C.

        James H. Carll, Esq.
        Archer & Greiner, P.C.